SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 August 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
Half Year Results to 30 June 2011

IHG delivers strong profit growth as the trading environment continues to improve

Financial summary1	2011	2010	% Change YoY
			Actual	CER2	CER2 & excluding LDs3
Revenue	$850m	$772m	10%	8%	6%
Operating profit	$269m	$219m	23%	21%	17%
Total adjusted EPS	59.2¢	47.0¢	26%
Total basic EPS4	54.0¢	49.1¢	10%
Interim dividend per share	16.0¢5	12.8¢	25%5
Net debt	$818m	$1,019m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"In the first half we delivered a strong performance across each of our regions, driven both by increased occupancy from business and leisure travellers as well as progressive rate improvement.  Global revenue per available room (RevPAR) grew 6.7% with Greater China up 12.7% and the US up 8.2%, where the Holiday Inn relaunch is delivering sustained outperformance.
"We continue to support our owners, driving guests to our hotels through the most efficient channels. Our industry leading developments in mobile booking sites and apps are now generating over $10m of revenue a month and we expect this to grow quickly as consumer booking preferences evolve.
 "We have realised over $140m in the year to date from the sale of our interests in four hotels and have committed to invest over $70m of capital behind our brands, including the roll out of Holiday Inn Express in India and a world class site for Hotel Indigo in New York.
"Our priorities are to develop our brands, invest in our people and strengthen our revenue delivery systems, thereby creating firmer foundations for growth. I have made a number of senior appointments including
Tom Singer as CFO and Tracy Robbins our EVP Human Resources and Global Operations Support will be joining the Board.  Whilst we continue to monitor the uncertain economic outlook, we look forward with confidence in the currently favourable hotel trading environment of record demand and low supply growth in many markets."

Driving Market Share
•	Total gross revenue6 from hotels in IHG's system of $9.6bn, up 9%.
•	First half global RevPAR growth of 6.7%, 7.6% excluding Egypt, Bahrain and Japan.
	-	Americas 7.6% (including US 8.2%); EMEA 4.0%; Asia Pacific 7.0%.
	-	Second quarter global RevPAR growth of 6.5%, 7.4% excluding Egypt, Bahrain and Japan.
	-	Global rate growth of 2.1% in the first half, with 2.4% in the second quarter.
•	System size 656,674 rooms (4,462 hotels); pipeline 186,116 rooms (1,190 hotels), 26% in Greater China.
	-	24,519 rooms (122 hotels) added, including 6,986 rooms (2 hotels) from the first InterContinental Alliance Resorts in Las Vegas; and 15,006 rooms (97 hotels) removed.
	-	Signings of 21,139 rooms (148 hotels) were ahead of H1 2010.
	-	2011 net system growth still expected to be modest, with annual medium term growth from 2012 of 3%-5%.

Growing Margins
•	Sustainable efficiencies drive fee-based margins6 up 0.9% pts to 40.6%.
	-	Regional and central costs of $129m increased $16m on 2010 at constant currency ($21m as reported) driven primarily by increased performance based incentive costs and investment in brand innovation.
	-	2011 full year regional and central costs in the region of $260m at constant currency.

Current trading update
•	July global RevPAR up 5.6%, including rate up 2.7%. RevPAR up 6.3% excluding Egypt, Bahrain and Japan.
	-	Americas 6.6%; (includes US 6.7%); EMEA 3.0%; Asia Pacific 5.5%.
•
$14m operating profit benefit in the second half compared to 2010 from one significant liquidated damages receipt, cessation of depreciation on a hotel now held for sale and one favourable guarantee settlement.

•	Operating profit impact from events in Middle East, Japan and New Zealand of $7m in the first half with full year estimated impact unchanged at $15m to $20m.

1All figures are before exceptional items unless otherwise noted. See appendix 3 and 4 for analysis of financial headlines
2CER =constant exchange rates		³excluding $10m of significant liquidated damages receipts in 2011	4After exceptional items
5partly intended to rebalance interim and final dividend payments		6see appendix 6 for definition.
Regional Highlights
Americas - Holiday Inn brand family drives increase in signings on 2010
RevPAR increased 7.6%, including rate growth of 2.1%. US RevPAR was up 8.2%, including rate growth of 2.4%. Second quarter RevPAR growth of 7.5%, with 2.6% rate growth and 8.1% in the US, with 2.8% rate growth.
Revenue increased 6% to $416m (5.3% at CER) and operating profit increased 26% to $225m.  After adjusting for the owned hotel disposals and excluding the impact of a $10m liquidated damages receipt and $5m benefit year on year from the conclusion of a specific guarantee negotiation relating to one hotel, revenue was up 8% and operating profit up 19%. This was driven by 10.2% owned hotel RevPAR growth and a $19m increase in franchise royalty fees, net of a $5m reduction in royalties due to a net system size reduction primarily due to Holiday Inn exits.
We signed 11,614 rooms (102 hotels) in the half, up almost 1,500 rooms on the same period in 2010, due to an additional 19 Holiday Inn brand family deals, demonstrating the continued wider benefits of the relaunch. Four new Hotel Indigo deals were signed, including one on the Lower East Side of Manhattan, taking our Hotel Indigo pipeline in the Americas to 5,701 rooms (44 hotels). 16,520 rooms (88 hotels) were opened into the system (2010: 12,320 rooms), including the 6,986 room Las Vegas Sands (LVS) Venetian and Palazzo InterContinental Alliance Resorts.

EMEA - 14.4% owned RevPAR growth drives owned profits up over 50%
RevPAR increased 4.0%, including rate growth of 2.0%.   RevPAR grew 5.3% excluding Egypt (10 hotels) and Bahrain (2 hotels) where the political unrest resulted in significant declines. In other Middle East markets RevPAR grew, including 10.2% in Saudi Arabia and 3.4% in the United Arab Emirates. Second quarter EMEA RevPAR growth of 4.8%, with rate growth of 2.1%. 6.0% second quarter RevPAR growth excluding Egypt and Bahrain.
Revenue increased 17% (10% at CER) to $224m and operating profit increased 22% (12% at CER) to $71m. This was driven by 14.4% owned RevPAR growth and a $6m increase in franchise royalties as a result of 5.3% RevPAR growth and a 2% increase in year on year room count. Managed operating profit declined by $1m to $31m as underlying growth across Continental Europe was offset by a $4m impact from the unrest in the Middle East.
We signed 4,547 rooms (24 hotels) in the half, up over 1,200 rooms on the first half of 2010. These included 7 Crowne Plaza hotels, 3 Hotel Indigo hotels and 4 Staybridge Suites hotels.  3,461 rooms (19 hotels) were opened into the system (2010: 2,938), including 2 Hotel Indigo hotels in the UK and 9 Crowne Plaza hotels across 8 different countries demonstrating the strength of this brand across the region.

Asia Pacific - Strong RevPAR and rooms growth drives a 31% profit increase
RevPAR increased 7.0%, including rate growth of 3.7%. Excluding Japan (32 hotels) where the earthquake and resultant events negatively impacted growth, RevPAR grew 11.6%.  Greater China continues to be our strongest market with RevPAR up 12.7%, including rate growth of 7.1%.  Second quarter Asia Pacific RevPAR growth of 4.4%, with 2.7% rate growth. 9.8% second quarter RevPAR growth excluding Japan.
Revenue increased 14% (10% at CER) to $156m and operating profit increased 31% to $46m, driven by strong RevPAR growth and a 5% increase in year on year room count, led by Greater China, up 11%.  Managed operating profit increased $9m to $39m, despite the $3m impact from the natural disasters in Japan and New Zealand.
We signed 4,978 rooms (22 hotels) in the half, comprising: 9 hotels in Greater China; 4 hotels in India as part of the deal with Duet Hotels India; 6 hotels in Indonesia and 3 hotels in Thailand. On 8 August we announced the signing of a 1,224 room Holiday Inn in Macau with Sands China Ltd. 4,538 rooms (15 hotels) were opened into the system, including 3 hotels in India and 9 in Greater China where we now have 154 hotels open and 142 in the pipeline.

Capital recycling strategy driving growth
In the first half we completed the disposal of Hotel Indigo San Diego, Staybridge Suites Denver Cherry Creek, Holiday Inn Atlanta-Gwinnett Place and agreed the sale of a hotel asset and partnership interest in Australia. Proceeds from these sales will total $143m, 36% above book value.  We now own just 12 hotels, including InterContinental New York Barclay which is on the market.
In line with our strategy to recycle capital to drive growth in our brands, during the half we committed to invest $72m in growth capital expenditure, spending $45m in the first half.  These multi-year investments comprise a $12m equity stake in Summit Hotel Properties Inc. in the US with whom we have a hotel sourcing agreement; a $30m joint venture to take Holiday Inn Express into India; and a $30m joint venture to develop a Hotel Indigo on the Lower East side of Manhattan.

Interest, tax, exceptional items, dividend and net debt
The interest charge for the period was $32m (H1 2010: $31m).  The tax charge has been calculated using an estimated annual tax rate of 28% (H1 2010: 28%).
Exceptional operating charge includes $37m in relation to the settlement of a commercial dispute in the EMEA region and a $22m litigation provision in the Americas.
The 25% increase in the interim dividend to 16.0¢ reflects strong performance in the first half and the intention to move towards rebalancing the interim and final payouts towards approximately a 30:70 ratio.
Net debt was $818m at the end of the half (including the $208m finance lease on the InterContinental Boston).  This is down from $1.0bn at 30 June 2010 but up $75m on the year end 2010 position due to seasonal working capital movements including incentive payments. This is expected to partly reverse for the full year 2011.

Appendix 1: RevPAR Movement Summary
	July 2011			Half Year 2011			Q2 2011
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	5.6%	2.7%	2.0%pts	6.7%	2.1%	2.7%pts	6.5%	2.4%	2.6%pts
Americas	6.6%	3.5%	2.1%pts	7.6%	2.1%	3.3%pts	7.5%	2.6%	3.1%pts
EMEA	3.0%	1.1%	1.3%pts	4.0%	2.0%	1.3%pts	4.8%	2.1%	1.8%pts
Asia Pacific	5.5%	2.1%	2.4%pts	7.0%	3.7%	2.0%pts	4.4%	2.7%	1.1%pts

Appendix 2: Half Year 2011 System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	24,519	(15,006)	9,513	656,674	0%	21,139	186,116
Americas	16,520	(10,488)	6,032	445,407	(1)%	11,614	87,862
EMEA	3,461	(2,186)	1,275	122,127	1%	4,547	31,558
Asia Pacific	4,538	(2,332)	2,206	89,140	5%	4,978	66,696

Appendix 3: Second quarter financial headlines
Three months to 30 June 2011 Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	140	124	118	107	20	16	2	1	-	-
Managed	54	41	15	6	20	19	19	16	-	-
Owned & leased	31	22	7	6	17	10	7	6	-	-
Regional costs	(28)	(26)	(12)	(12)	(9)	(8)	(7)	(6)	-	-
Operating profit pre central costs	197	161	128	107	48	37	21	17	-	-
Central costs	(40)	(25)	-	-	-	-	-	-	(40)	(25)
Group Operating profit	157	136	128	107	48	37	21	17	(40)	(25)

Appendix 4: First half financial headlines
Six months to 30 June 2011 Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	248	219	209	188	35	28	4	3	-	-
Managed	103	75	33	13	31	32	39	30	-	-
Owned & leased	47	33	6	4	23	15	18	14	-	-
Regional costs	(56)	(55)	(23)	(26)	(18)	(17)	(15)	(12)	-	-
Operating profit pre central costs	342	272	225	179	71	58	46	35	-	-
Central costs	(73)	(53)	-	-	-	-	-	-	(73)	(53)
Group Operating profit	269	219	225	179	71	58	46	35	(73)	(53)

Appendix 5: Constant exchange rate (CER) operating profit movement before exceptional items
	Total***		Americas		EMEA		Asia Pacific
	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**
Growth/ (decline)	23%	21%	26%	26%	22%	12%	31%	31%
Exchange rates:
	GBP:USD	EUR:USD	* US dollar actual currency
2011	0.62	0.71	** Translated at constant 2010 exchange rates
2010	0.66	0.75	*** After central overheads

Appendix 6: Definitions
Total gross revenue:
total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee based margins:
adjusted for owned and leased hotels, managed leases and one individually significant liquidated damages receipt in 2011.

Appendix 7: Investor Information for 2011 Interim Dividend
Ex-dividend date:	24 August 2011	Record date:	26 August 2011
Payment date:	7 October 2011	Dividend payment:	Ordinary shares = 9.8 pence per share
ADRs = 16.0 cents per ADR
For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):			+44 (0)1895 512176
Media Affairs (Leslie McGibbon, Kari Kerr):			+44 (0)1895 512425	+44 (0) 7770 736 849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Presentation for Analysts and Shareholders:
A presentation with Richard Solomons (Chief Executive) will commence at 9.30am (London time) on 9th August at Bank of America Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10.30am (London time).
There will be a live audio webcast of the results presentation on the web address www.ihg.com/interims11.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

International dial-in:			+44 (0)20 7136 2054
Passcode:			9495779
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 9th August with Richard Solomons (Chief Executive).  There will be an opportunity to ask questions
.

International dial-in:			+44 (0)20 7108 6370
Standard US dial-in:			+1 517 345 9004
US Toll Free:			866 692 5726
Conference ID:			HOTEL
A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 2341.
International dial-in:			+1 203 369 4810
US Toll Free:			+1 877 267 9692
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 9 August. The web address is www.ihg.com/interims11. To watch a video of Richard Solomons reviewing our results visit our YouTube channel at www.youtube.com/ihgplc .

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with almost 60 million members worldwide.
IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 656,000 guest rooms in 100 countries and territories around the world IHG has more than 1,100 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter
www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group (the Group or IHG) for the six months ended 30 June 2011.

GROUP PERFORMANCE

	3 months ended			6 months ended
	30 June 2011	30 June 2010%		30 June 2011	30 June 2010%
Group Results	$m	$m	change	$m	$m	change

Revenue
Americas	222	215	3.3	416	393	5.9
EMEA	129	102	26.5	224	192	16.7
Asia Pacific	76	68	11.8	156	137	13.9
Central	27	25	8.0	54	50	8.0
	____	____	____	____	____	____
Total	454	410	10.7	850	772	10.1
	____	____	____	____	____	____
Operating profit before exceptional items
Americas	128	107	19.6	225	179	25.7
EMEA	48	37	29.7	71	58	22.4
Asia Pacific	21	17	23.5	46	35	31.4
Central	(40)	(25)	(60.0)	(73)	(53)	(37.7)
	____	____	____	____	____	____
	157	136	15.4	269	219	22.8

Exceptional operating items	(30)	6	n/m	(32)	4	n/m
	____	____	____	____	____	____
	127	142	(10.6)	237	223	6.3
Net financial expenses	(16)	(16)	-	(32)	(31)	(3.2)
	____	____	____	____	____	____
Profit before tax	111	126	(11.9)	205	192	6.8
	____	____	____	____	____	____

Total Earnings per ordinary share
Basic	30.0¢	30.2¢	(0.7)	54.0¢	49.1¢	10.0
Adjusted	35.2¢	29.5¢	19.3	59.2¢	47.0¢	26.0

n/m - non meaningful

Revenue increased by 10.1% in the period to $850m, driven by an increase in RevPAR of 6.7% with system size broadly flat on the same period in 2010.  Operating profit before exceptional items increased by 22.8% to $269m during the six months ended 30 June 2011.  Applying 2010 exchange rates, revenue and operating profit before exceptional items increased by 7.5% and 21.5% respectively.

Underlying fee based margin has increased by 0.9 percentage points to 40.6%, driven by strong RevPAR growth, scale and efficiencies.1

Operating profit for the first quarter of 2011 benefited from an individually significant receipt of liquidated damages in the Americas region amounting to $10m.  Operating profit in the Americas in the second quarter also included a $5m benefit against the same period in the prior year on the conclusion of a specific guarantee payment

1Underlying fee based margin is defined as operating profit margin adjusted for owned and leased hotels, managed leases and one individually significant liquidated damages receipt in 2011.

negotiation in relation to a different hotel; the full year benefit against 2010 will be $10m.  There is no further guarantee exposure on this hotel.

Natural disasters in Japan and New Zealand, as well as political unrest in the Middle East have had an adverse impact on the results for the period estimated at $7m.  The current expected full year impact from these events is between $15m and $20m.

Group RevPAR increased by 6.7% against the six months ended 30 June 2010, and by 6.5% in the second quarter against the same period in the prior year.  Whilst RevPAR growth continued to be led by strengthening occupancy, daily room rates increased across all brands.  Group RevPAR growth excluding the impact of natural disasters in the Asia Pacific region and political unrest in the Middle East was 7.6%.

Central and regional costs increased by $21m to $129m in the six months ($16m on a constant currency basis).  This increase was as a result of higher investment in brand innovation as well as higher performance based incentive costs in the first half of 2011 as compared to 2010.  Full year central and regional costs on a constant currency basis are expected to be in the region of $260m, compared to $258m in 2010.

Profit before tax increased by $13m from $192m to $205m. Adjusted earnings per ordinary share increased by 26.0% to 59.2¢.

The IHG global system (the number of hotels which are franchised, managed, owned or leased) increased in the first half of 2011 by 25 hotels (9,513 rooms) with openings of 122 hotels (24,519 rooms) and removals of 97 hotels (15,006 rooms) as a result of the continuing reinvigoration and global relaunch of the Holiday Inn brand.

The InterContinental Alliance relationship with the Las Vegas Sands Corp. contributed to these openings through 6,986 all-suite rooms at the Venetian and Palazzo Resorts in March of 2011.

At 30 June 2011, the IHG pipeline which represents hotels and rooms where a contract has been signed and the appropriate fees paid, totalled 1,190 hotels (186,116 rooms), a decline of 85 hotels (18,743 rooms) since the year end.  The movement included additions to the pipeline totalling 148 hotels (21,139 rooms), which were above additions in the same period of 2010 by 18 hotels (2,013 rooms).  Additions were offset by openings and pipeline terminations which occur for a number of reasons such as withdrawal of financing and changes in local market conditions.

THE AMERICAS

	3 months ended			6 months ended
	30 June 2011	30 June 2010%		30 June 2011	30 June 2010%
Americas Results	$m	$m	change	$m	$m	change

Revenue
Franchised	135	123	9.8	244	221	10.4
Managed	32	30	6.7	70	59	18.6
Owned and leased	55	62	(11.3)	102	113	(9.7)
	____	____	____	____	____	____
Total	222	215	3.3	416	393	5.9
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	118	107	10.3	209	188	11.2
Managed	15	6	150.0	33	13	153.8
Owned and leased	7	6	16.7	6	4	50.0
	____	____	____	____	____	____
	140	119	17.6	248	205	21.0
Regional overheads	(12)	(12)	-	(23)	(26)	11.5
	____	____	____	____	____	____
Total	128	107	19.6	225	179	25.7
	____	____	____	____	____	____

Revenue and operating profit before exceptional items increased by $23m to $416m (5.9%) and $46m to $225m (25.7%) respectively during the six months ended 30 June 2011.

During the period, three owned and leased hotels, the Holiday Inn Atlanta Gwinnett Place, the Staybridge Suites Denver Cherry Creek and the Hotel Indigo San Diego were sold.  The Holiday Inn Atlanta Gwinnett Place was retained on a managed basis and the Staybridge Suites Denver Cherry Creek was retained on a franchise basis, both as part of a new strategic relationship with a US hotel real estate investment trust, in which IHG also purchased a 4.7% stake.  The Hotel Indigo San Diego was retained on a managed basis.  In the prior year, the InterContinental Buckhead, Atlanta was sold on 1 July 2010 and the Holiday Inn Lexington on 25 March 2010.

The Group has commenced marketing for sale the InterContinental New York Barclay.  As such this property has been classified as held for sale during the period.  Depreciation was charged on this property in the first quarter prior to its classification as held for sale, subsequent to which no depreciation charge was booked.

Americas revenue and operating profit increased by $31m (8.4%) and $34m (19.3%) after adjusting for owned and leased disposals and excluding the impact of an individually significant liquidated damages receipt of $10m and a $5m benefit from the conclusion of a specific guarantee negotiation relating to a different hotel.  RevPAR in the first half of the year increased by 7.6% and system size was broadly flat on the same period of 2010.

During the first half of 2011, franchised revenue and operating profit increased by $23m to $244m (10.4%) and $21m to $209m (11.2%) respectively, compared to the same period in 2010.  This increase was predominantly in relation to royalties, driven by growth in RevPAR on the prior year of 7.3%.  Increased fees associated with initial franchising, relicensing and termination of hotels leaving the system contributed a further $3m to the variance on 2010.

Managed revenue increased by $11m to $70m (18.6%) and operating profit increased by $20m to $33m (153.8%).  This increase in revenue was driven by RevPAR growth across the American managed estate of 9.5% on the same period in the prior year, with an increase of 2% in system size.  Excluding the impact of an individually significant liquidated damages receipt of $10m and a $5m benefit from the conclusion of a specific guarantee negotiation relating to a different hotel, revenue and operating profit increased by $1m (1.7%) and $5m (38.5%) respectively.  Additional non-trading events, including bad debt receipts, also had a favourable impact on profit of approximately $3m.

The managed results include $36m (2010: $36m) of revenue and $2m (2010: $1m) of operating profit from properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.

Owned and leased revenue excluding the impact of disposals increased by $7m (8.2%) and operating profit excluding the impact of disposals and depreciation charged on held for sale assets increased by $3m to $7m, with growth primarily driven by an increase in RevPAR of 10.2%.

	Hotels		Rooms
		Change over		Change over
Americas hotel and room count	2011 30 June	2010 31 December	2011 30 June	2010 31 December
Analysed by brand
InterContinental	56	-	19,094	(26)
Crowne Plaza	202	(7)	54,680	(2,393)
Holiday Inn	808	(4)	143,315	(1,368)
Holiday Inn Express	1,856	9	161,313	1,446
Staybridge Suites	188	5	20,550	536
Candlewood Suites	297	9	29,077	824
Hotel Indigo	33	(2)	3,973	(281)
Holiday Inn Club Vacations	6	-	2,892	-
Other	25	3	10,513	7,294
	____	____	______	_____
Total	3,471	13	445,407	6,032
	____	____	______	_____
Analysed by ownership type
Franchised	3,244	14	398,730	6,194
Managed	221	2	44,166	318
Owned and leased	6	(3)	2,511	(480)
	____	____	______	_____
Total	3,471	13	445,407	6,032
	____	____	______	_____

The Americas system size increased in the first half of 2011 by 13 hotels (6,032 rooms), with 88 hotels (16,520 rooms) joining the system including the two InterContinental Alliance Resorts (6,986 rooms).  Holiday Inn and Holiday Inn Express contributed 69 hotels (7,545 rooms) to the openings in the period with Staybridge Suites and Candlewood Suites contributing 14 hotels (1,326 rooms).

75 hotels (10,448 rooms) left the system in the period, primarily across the Holiday Inn and Holiday Inn Express brands (64 hotels, 7,467 rooms).

	Hotels		Rooms
		Change over		Change over
Americas pipeline	2011 30 June	2010 31 December	2011 30 June	2010 31 December
Analysed by brand
InterContinental	5	-	1,340	-
Crowne Plaza	24	(3)	4,922	(747)
Holiday Inn	170	(17)	23,008	(2,252)
Holiday Inn Express	383	(24)	35,065	(1,946)
Staybridge Suites	84	(12)	8,673	(1,443)
Candlewood Suites	105	(15)	9,153	(1,353)
Hotel Indigo	44	(2)	5,701	(32)
Other brands	-	(2)	-	(6,874)
	____	____	______	_____
Total	815	(75)	87,862	(14,647)
	____	____	______	_____
Analysed by ownership type
Franchised	803	(75)	85,280	(14,792)
Managed	12	-	2,582	145
	____	____	______	_____
Total	815	(75)	87,862	(14,647)
	____	____	______	_____

The Americas pipeline at 30 June 2011 totalled 815 hotels (87,862 rooms) representing a decline of 75 hotels (14,647 rooms) over 31 December 2010.  Openings in the period from hotels in the pipeline at 31 December 2010 included the two InterContinental Alliance Resorts.

New signings in the period of 102 hotels (11,614 rooms) were ahead of the same period last year by 16 hotels (1,490 rooms, 14.7%).  Significant signings in the period included the Hotel Indigo Lower East Side, New York, which contributed 290 rooms.  Terminations from the pipeline of 9,741 rooms were down on the prior year by 1,223 rooms (11.2%).

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

	3 months ended			6 months ended
	30 June 2011	30 June 2010%		30 June 2011	30 June 2010%
EMEA Results	$m	$m	change	$m	$m	change

Revenue
Franchised	25	20	25.0	45	37	21.6
Managed	40	32	25.0	69	61	13.1
Owned and leased	64	50	28.0	110	94	17.0
	____	____	____	____	____	____
Total	129	102	26.5	224	192	16.7
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	20	16	25.0	35	28	25.0
Managed	20	19	5.3	31	32	(3.1)
Owned and leased	17	10	70.0	23	15	53.3
	____	____	____	____	____	____
	57	45	26.7	89	75	18.7
Regional overheads	(9)	(8)	(12.5)	(18)	(17)	(5.9)
	____	____	____	____	____	____
Total	48	37	29.7	71	58	22.4
	____	____	____	____	____	____

Revenue increased by $32m to $224m (16.7%) and operating profit before exceptional items increased by $13m to $71m (22.4%) during the six months ended 30 June 2011.  At constant exchange rates, revenue and operating profit before exceptional items increased by 9.9% and 12.1% respectively.

RevPAR growth across the region was 4.0% in the six months to 30 June 2011 compared to the same period in the prior year, including a 4.8% increase in the second quarter compared to the same period in 2010.  RevPAR growth for the region excluding the countries impacted by political unrest was 5.3%.  System size across the region grew by 941 rooms (0.8%) on that at 30 June 2010.

Franchised revenue and operating profit increased by $8m to $45m (21.6%) and by $7m to $35m (25.0%) respectively.  On a constant currency basis, revenue and operating profit increased by $4m (10.8%) and $4m (14.3%) respectively primarily driven by a RevPAR increase of 5.3%.  System size in the franchised business grew by 2.4% on the same period in 2010.

Managed revenue increased by $8m to $69m (13.1%), whilst operating profit decreased by $1m to $31m (3.1%).  On a constant currency basis, excluding the areas impacted by political unrest in the Middle East, revenue was unchanged on the same period last year whilst operating profit grew by $1m (6.3%).

In the owned and leased estate RevPAR increased by 14.4%, driving a revenue increase of $16m to $110m (17.0%).  Operating profit increased by $8m to $23m (53.3%).  On a constant currency basis, revenue and operating profit grew by $10m (10.6%) and $6m (40%) respectively.  Increases were driven, in particular, by strong daily room rate growth from the InterContinental London Park Lane and the InterContinental Paris Le Grand.

	Hotels		Rooms
		Change over		Change over
EMEA hotel and room count	2011 30 June	2010 31 December	2011 30 June	2010 31 December
Analysed by brand
InterContinental	61	(3)	19,360	(751)
Crowne Plaza	106	8	24,978	2,037
Holiday Inn	321	(4)	52,059	(886)
Holiday Inn Express	202	4	24,337	631
Staybridge Suites	5	-	747	(1)
Hotel Indigo	4	2	355	245
Other	2	-	291	-
	____	____	______	_____
Total	701	7	122,127	1,275
	____	____	______	_____
Analysed by ownership type
Franchised	533	10	81,696	1,746
Managed	164	(3)	38,985	(471)
Owned and leased	4	-	1,446	-
	____	____	______	_____
Total	701	7	122,127	1,275
	____	____	______	_____

During the first half of 2011, EMEA system size increased by seven hotels (1,275 rooms), including the removal of 12 hotels (2,186 rooms) offset by 19 hotel openings (3,461 rooms).  The removal of eight Holiday Inn and Holiday Inn Express hotels (1,347 rooms) was driven by the completion of the reinvigoration and global relaunch of the Holiday Inn brand.

	Hotels		Rooms
		Change over		Change over
EMEA pipeline	2011 30 June	2010 31 December	2011 30 June	2010 31 December
Analysed by brand
InterContinental	25	1	6,714	245
Crowne Plaza	23	(2)	6,845	(754)
Holiday Inn	42	1	9,621	493
Holiday Inn Express	43	(4)	6,106	(417)
Staybridge Suites	9	4	1,131	487
Hotel Indigo	10	(1)	1,141	69
	____	____	______	_____
Total	152	(1)	31,558	123
	____	____	______	_____
Analysed by ownership type
Franchised	84	(6)	12,719	(823)
Managed	68	5	18,839	946
	____	____	______	_____
Total	152	(1)	31,558	123
	____	____	______	_____

The EMEA pipeline at 30 June 2011 totalled 152 hotels (31,558 rooms) representing a decrease of one hotel but an increase of 123 rooms over the pipeline at 31 December 2010.  A total of 24 hotels (4,547 rooms) were added to the region's pipeline during the first six months of 2011.  New signings were focussed on the Crowne Plaza (1,480 rooms) and Holiday Inn (1,220 rooms) brands which together accounted for 59% of additions to the pipeline.

ASIA PACIFIC

	3 months ended			6 months ended
	30 June 2011	30 June 2010%		30 June 2011	30 June 2010%
Asia Pacific Results	$m	$m	change	$m	$m	change

Revenue
Franchised	3	3	-	6	6	-
Managed	39	35	11.4	79	68	16.2
Owned and leased	34	30	13.3	71	63	12.7
	____	____	____	____	____	____
Total	76	68	11.8	156	137	13.9
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	2	1	100.0	4	3	33.3
Managed	19	16	18.8	39	30	30.0
Owned and leased	7	6	16.7	18	14	28.6
	____	____	____	____	____	____
	28	23	21.7	61	47	29.8
Regional overheads	(7)	(6)	(16.7)	(15)	(12)	(25.0)
	____	____	____	____	____	____
Total	21	17	23.5	46	35	31.4
	____	____	____	____	____	____

Revenue increased by $19m to $156m (13.9%) and operating profit before exceptional items increased by $11m to $46m (31.4%). At constant exchange rates, revenue and operating profit before exceptional items increased by $14m (10.2%) and $11m (31.4%) respectively.

RevPAR increased by 7.0% compared to the first half of 2010, as the impact of natural disasters in New Zealand and Japan was offset by RevPAR growth of 12.7% in Greater China.  Excluding areas impacted by natural disasters, RevPAR across the Asia Pacific region increased by 11.6%.  System size for the region increased by 5.0% compared to that at 30 June 2010.

Franchised revenue remained flat at $6m and operating profit increased by $1m to $4m (33.3%).

Managed revenue increased by $11m to $79m (16.2%) and managed operating profit increased by $9m to $39m (30.0%).  Managed RevPAR increased by 7.4%, compared to the first half of 2010 and system size increased by 5.2% on that at 30 June 2010.  Despite the impact of the Shanghai Expo which drove exceptional RevPAR growth of 31.2% in the first half of 2010, managed RevPAR in Greater China continued to show strong growth through the first half of 2011 at 12.0%.

In the owned and leased estate, revenue and operating profit increased by $8m to $71m (12.7%) and by $4m to $18m (28.6%) respectively reflecting a RevPAR increase of 18.1% at the InterContinental Hong Kong.

	Hotels		Rooms
		Change over		Change over
Asia Pacific hotel and room count	2011 30 June	2010 31 December	2011 30 June	2010 31 December
Analysed by brand
InterContinental	53	2	20,103	905
Crowne Plaza	86	5	27,827	1,686
Holiday Inn	104	-	29,544	(53)
Holiday Inn Express	30	-	7,828	173
Hotel Indigo	1	-	184	-
Other	16	(2)	3,654	(505)
	____	____	______	_____
Total	290	5	89,140	2,206
	____	____	______	_____
Analysed by ownership type:
Franchised	30	-	7,646	812
Managed	258	5	80,799	1,392
Owned and leased	2	-	695	2
	____	____	______	_____
Total	290	5	89,140	2,206
	____	____	______	_____

Asia Pacific system size increased by five hotels (2,206 rooms) to 290 hotels (89,140 rooms) in the first half of 2011.  Removals of 10 hotels (2,332 rooms) were offset by openings of 15 hotels (4,538 rooms).  Openings included nine hotels (2,902 rooms) in Greater China.

	Hotels		Rooms
		Change over		Change over
Asia Pacific pipeline	2011 30 June	2010 31 December	2011 30 June	2010 31 December
Analysed by brand
InterContinental	29	(2)	10,548	(1,017)
Crowne Plaza	68	(3)	24,446	(1,280)
Holiday Inn	73	(12)	20,051	(3,066)
Holiday Inn Express	47	7	10,701	1,016
Hotel Indigo	6	1	950	128
	____	____	______	_____
Total	223	(9)	66,696	(4,219)
	____	____	______	_____
Analysed by ownership type
Franchised	2	-	326	-
Managed	221	(9)	66,370	(4,219)
	____	____	______	_____
Total	223	(9)	66,696	(4,219)
	____	____	______	_____

The pipeline in Asia Pacific decreased over the period by nine hotels (4,219 rooms) to 223 hotels (66,696 rooms). This movement included signings of 22 hotels (4,978 rooms), including nine hotels (2,705 rooms) in Greater China, with seven of these hotels (2,272 rooms) in the luxury and upscale brands (InterContinental, Crowne Plaza and Hotel Indigo).  Key signings included 1,773 rooms as a result of a new agreement in China and 572 rooms as part of our new joint venture in India.

CENTRAL

Net central costs increased by $20m to $73m (37.7%) during the six months ended 30 June 2011, $17m (32.1%) on a constant currency basis.  The increase was driven by higher performance based incentive costs in the first half of 2011 compared to 2010, as well as higher investment in brand innovation.

SYSTEM FUNDS

In the six months ended 30 June 2011, System Fund income increased by $38m to $541m due to the growth in RevPAR and system size.

OTHER FINANCIAL INFORMATION

Exceptional Operating Items

Exceptional operating items of $32m in the six months ended 30 June 2011, included:

· a $22m estimate to cover an amount potentially payable in respect of a prior year claim following an unfavourable court judgement in the Americas on 23 February 2011;

· $37m relating to the settlement of a prior period commercial dispute in EMEA;

· $3m impairment charge relating to available-for-sale equity investments;

· $12m credit relating mainly to the reversal of previously recorded impairment recorded on a North American hotel sold in the quarter;

· $9m UK VAT refund; and

· $9m gain on disposal of hotels.

Net Financial Expenses

Net financial expenses increased by $1m to $32m for the six months ended 30 June 2011.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 28%.  By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 35%. This rate is higher than the average UK statutory rate for the year of 26.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $17m.  This represented, primarily, tax relief on exceptional costs together with tax arising on the disposal of hotels and a release of exceptional taxes booked in a prior year.

Net tax paid in the six months ended 30 June 2011 totalled $51m.

Dividends

Following the strong performance of the business last year, the Board rebased the dividend and paid a 2010 final dividend of 35.2¢, up 21%, taking total 2010 dividend growth to 16%. Reflecting the strong performance of the business in the first half of 2011 and the intention to move towards rebalancing the interim and final dividend payouts towards approximately a 30:70 ratio, the Board has proposed a 2011 interim dividend per share of 16.0¢ (9.8p), representing growth of 25% on the 2010 interim dividend.

Capital Structure and Liquidity Management

During the six months ended 30 June 2011, $113m of cash was generated from operating activities with the other key elements of the cash flow being:

·  proceeds from the disposal of hotels and investments of $76m, including $17m from the disposal of  the Holiday Inn Atlanta Gwinnett Place and the Staybridge Suites Denver Cherry Creek to Summit Hotel Properties on 27 April 2011 and $56m from the sale of Hotel Indigo San Diego to Chesapeake Lodging Trust on 17 June 2011.  IHG continues to manage the Holiday Inn Gwinnett and the Hotel Indigo San Diego and operates the Staybridge Cherry Creek under a license agreement; and

·  capital expenditure of $82m including a $12m equity stake in Summit Hotel Properties Inc. in the US, $24m of a total $30m investment in a joint venture to develop a Hotel Indigo on the Lower East side of Manhattan and $8m of a total $30m investment in a joint venture to develop Holiday Inn Express hotels in India.

Net debt at 30 June 2011 of $818m comprised cash and cash equivalents of $55m, loans and other borrowings of $858m and the exchange element of the fair value of currency swaps of $15m that fix the value of the Group's £250m 6% bonds at $415m.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could affect the Group for the remainder of the financial year remain those set out on pages 34 to 36 of the IHG Annual Report and Financial Statements 2010.

In summary, the Group is exposed to risks relating to:

•	the reputation of its brands and the protection of intellectual property rights;
•	identifying, securing and retaining franchise and management agreements;
•	political and economic developments;
•	requiring the right people, skills and capability to manage growth and change;
•	events that adversely impact domestic or international travel;
•	the reliance upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure;
•	technology and systems;
•	the hotel industry supply and demand cycle;
•	a lack of selected development opportunities;
•	corporate responsibility;
•	litigation;
•	difficulties insuring the business;
•	its financial stability, ability to borrow and satisfy debt covenants;
•	compliance with data privacy regulations;
•	information security; and
•	funding in relation to the defined benefits under its pension plans.

The wider economic environment remains uncertain however we continue to see good growth in all our regions.  Trading strengthened further during the first half of the year driven by increased occupancy from business and leisure travellers and progressive rate improvement.  RevPAR is also benefiting from low supply growth.  Booking windows do, however, remain short and visibility limited.

The financing environment remains tough, however IHG continues to open and sign high quality hotels. Following the Holiday Inn relaunch the hotels operating under the new brand standards are outperforming their closest competitors.

Our priorities to develop our brands and invest behind growth and people mean we are well placed to increase share and improve margins in the currently favourable trading environment.  Our global scale, powerful brands, revenue delivery systems, resilient cash generative business model and focus on efficiency combined with an optimistic market outlook give us confidence in the future.

A copy of the IHG Annual Report and Financial Statements 2010 is available at
www.ihgplc.com.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

· The condensed set of financial statements has been prepared in accordance with IAS 34;

·  The interim management report includes a fair review of the important events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and.

· The interim management report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Richard Solomons
Chief Executive Officer
8 August 2011

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 30 June 2011

	3 months ended 30 June 2011			3 months ended 30 June 2010
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	454	-	454	410	-	410
Cost of sales	(188)	-	(188)	(182)	-	(182)
Administrative expenses	(88)	(37)	(125)	(68)	(2)	(70)
Other operating income and expenses	4	9	13	3	8	11
	_____	____	____	_____	____	____
	182	(28)	154	163	6	169

Depreciation and amortisation	(25)	-	(25)	(27)	-	(27)
Impairment	-	(2)	(2)	-	-	-
	_____	____	____	_____	____	____

Operating profit (note 3)	157	(30)	127	136	6	142
Financial income	1	-	1	-	-	-
Financial expenses	(17)	-	(17)	(16)	-	(16)
	_____	____	____	_____	____	____

Profit before tax (note 3)	141	(30)	111	120	6	126

Tax (note 5)	(39)	15	(24)	(35)	(4)	(39)
	_____	____	____	_____	____	____
Profit for the period from continuing operations attributable to the equity holders of the parent	102	(15)	87	85	2	87
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			30.0¢			30.2¢
Diluted			29.5¢			29.3¢
Adjusted	35.2¢			29.5¢
Adjusted diluted	34.6¢			28.6¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2011

	6 months ended 30 June 2011			6 months ended 30 June 2010
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	850	-	850	772	-	772
Cost of sales	(369)	-	(369)	(360)	-	(360)
Administrative expenses	(169)	(59)	(228)	(142)	(3)	(145)
Other operating income and expenses	8	18	26	4	8	12
	_____	____	____	_____	____	____
	320	(41)	279	274	5	279

Depreciation and amortisation	(51)	-	(51)	(55)	-	(55)
Impairment	-	9	9	-	(1)	(1)
	_____	____	____	_____	____	____

Operating profit (note 3)	269	(32)	237	219	4	223
Financial income	1	-	1	1	-	1
Financial expenses	(33)	-	(33)	(32)	-	(32)
	_____	____	____	_____	____	____

Profit before tax (note 3)	237	(32)	205	188	4	192

Tax (note 5)	(66)	17	(49)	(53)	-	(53)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	171	(15)	156	135	4	139

Profit for the period from discontinued operations	-	-	-	-	2	2
	_____	____	____	_____	____	____
Profit for the period attributable to the equity holders of the parent	171	(15)	156	135	6	141
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing operations:
Basic			54.0¢			48.4¢
Diluted			53.1¢			47.0¢
Adjusted	59.2¢			47.0¢
Adjusted diluted	58.2¢			45.6¢
Total operations:
Basic			54.0¢			49.1¢
Diluted			53.1¢			47.6¢
Adjusted	59.2¢			47.0¢
Adjusted diluted	58.2¢			45.6¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three and six months ended 30 June 2011

	2011 3 months ended 30 June $m	2010 3 months ended 30 June $m	2011 6 months ended 30 June $m	2010 6 months ended 30 June $m

Profit for the period	87	87	156	141

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	12	13	12	19
Losses reclassified to income on impairment	3	-	3	1
Cash flow hedges:
Losses arising during the period	-	-	-	(2)
Reclassified to financial expenses	1	1	3	3
Defined benefit pension plans:
Actuarial (losses)/gains, net of related tax: 2011 3 months $1m credit, 6 months $1m charge (2010 3 months $8m credit, 6 months $7m credit)	(10)	(25)	2	(18)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, including related tax charge of: 2011 3 months $nil, 6 months $2m (2010 3 months $nil; 6 months $nil)	1	4	(3)	1
Exchange differences on retranslation of foreign operations, net of related tax: 2011 3 months $2m charge, 6 months $2m charge (2010 3 months $3m credit, 6 months $3m credit)	2	(24)	14	(45)
Tax related to pension contributions	1	-	3	1
	____	____	____	____
Other comprehensive income/(loss) for the period	10	(31)	34	(40)
	____	____	____	____
Total comprehensive income for the period	97	56	190	101
	===	====	====	====

Attributable to:
Equity holders of the parent	96	56	189	101
Non-controlling interest	1	-	1	-
	_____	_____	_____	_____
	97	56	190	101
	=====	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2011

	6 months ended 30 June 2011
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	155	(2,659)	2,788	7	291

Total comprehensive income for the period	-	31	158	1	190
Issue of ordinary shares	6	-	-	-	6
Movement in shares in employee share trusts	-	26	(80)	-	(54)
Equity-settled share-based cost	-	-	18	-	18
Tax related to share schemes	-	-	10	-	10
Equity dividends paid	-	-	(102)	-	(102)
Exchange and other adjustments	5	(5)	-	-	-
	____	____	____	____	____
At end of the period	166	(2,607)	2,792	8	359
	====	====	====	====	====

	6 months ended 30 June 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	142	(2,649)	2,656	7	156

Total comprehensive income for the period	-	(24)	125	-	101
Issue of ordinary shares	12	-	-	-	12
Movement in shares in employee share trusts	-	(2)	(28)	-	(30)
Equity-settled share-based cost	-	-	6	-	6
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(84)	-	(84)
Exchange and other adjustments	(10)	10	-	-	-
	____	____	____	____	____
At end of the period	144	(2,665)	2,682	7	168
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2011
	2011 30 June	2010 30 June	2010 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,401	1,654	1,690
Goodwill	96	78	92
Intangible assets	277	253	266
Investment in associates and joint ventures	80	43	43
Retirement benefit assets	6	10	5
Other financial assets	154	151	135
Deferred tax receivable	116	86	79
	_____	_____	_____
Total non-current assets	2,130	2,275	2,310
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	427	421	371
Current tax receivable	4	50	13
Cash and cash equivalents	55	48	78
	_____	_____	_____
Total current assets	490	523	466
Non-current assets classified as held for sale	258	82	-
	______	______	______
Total assets (note 3)	2,878	2,880	2,776
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(54)	(111)	(18)
Derivative financial instruments	(3)	(6)	(6)
Trade and other payables	(645)	(713)	(722)
Provisions	(23)	(38)	(8)
Current tax payable	(120)	(188)	(167)
	_____	_____	_____
Total current liabilities	(845)	(1,056)	(921)
	_____	_____	_____
Loans and other borrowings	(804)	(916)	(776)
Derivative financial instruments	(34)	(50)	(38)
Retirement benefit obligations	(190)	(159)	(200)
Trade and other payables	(488)	(427)	(464)
Provisions	(3)	-	(2)
Deferred tax payable	(94)	(100)	(84)
	_____	_____	_____
Total non-current liabilities	(1,613)	(1,652)	(1,564)
Liabilities classified as held for sale	(61)	(4)	-
	_____	_____	_____
Total liabilities	(2,519)	(2,712)	(2,485)
	=====	=====	=====
Net assets	359	168	291
	=====	=====	=====
EQUITY
Equity share capital	166	144	155
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(10)	(5)	(35)
Other reserves	(2,898)	(2,890)	(2,894)
Unrealised gains and losses reserve	67	49	49
Currency translation reserve	224	171	211
Retained earnings	2,792	2,682	2,788
	______	______	______
IHG shareholders' equity	351	161	284
Non-controlling interest	8	7	7
	______	______	______
Total equity	359	168	291
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2011

	2011 6 months ended 30 June	2010 6 months ended 30 June
	$m	$m

Profit for the period	156	141
Adjustments for:
Net financial expenses	32	31
Income tax charge	49	53
Depreciation and amortisation	51	55
Exceptional operating items	32	(4)
Equity-settled share-based cost, net of payments	15	-
Other non-cash movements	(1)	(2)
	_____	_____
Operating cash flow before movements in working capital	334	274
Net change in loyalty programme liability and System Fund surplus	83	58
Other changes in net working capital	(190)	(56)
Utilisation of provisions	(7)	(27)
Retirement benefit contributions, net of cost	(11)	(2)
Cash flows relating to exceptional operating items	(29)	(9)
	_____	_____
Cash flow from operations	180	238
Interest paid	(17)	(18)
Interest received	1	1
Tax paid on operating activities	(51)	(40)
	_____	_____
Net cash from operating activities	113	181
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(18)	(33)
Purchase of intangible assets	(18)	(11)
Purchases of other financial assets	(12)	(3)
Purchases of associates and joint ventures	(34)	-
Disposal of assets, net of costs and cash disposed of	71	4
Proceeds from associates and other financial assets	5	13
Tax received on disposals	-	2
	_____	_____
Net cash from investing activities	(6)	(28)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	6	12
Purchase of own shares by employee share trusts	(57)	(23)
Dividends paid to shareholders	(102)	(84)
Decrease in borrowings	(3)	(48)
	_____	_____
Net cash from financing activities	(156)	(143)
	_____	_____

Net movement in cash and cash equivalents in the period	(49)	10
Cash and cash equivalents at beginning of the period	78	40
Exchange rate effects	(1)	(2)
	_____	_____
Cash and cash equivalents at end of the period	28	48
	=====	=====
Comprising:
Cash and cash equivalants	55	48
Overdrafts included within current loans and other borrowings	(27)	-
	____	____
	28	48
	====	====

NTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2010.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2010 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

After making enquiries, the directors have concluded that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future.  Accordingly, they continue to adopt the going concern basis in preparing the half-yearly condensed financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the six months ended 30 June is $1= £0.62 (2011 3 months, $1 = £0.61; 2010 6 months, $1 = £0.66; 2010 3 months, $1=£0.67). In the case of the euro, the translation rate for the six months ended 30 June is $1 = €0.71 (2011 3 months, $1 = €0.70; 2010 6 months, $1 = €0.75; 2010 3 months, $1 = €0.79).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.62 (2010 31 December $1 = £0.64; 2010 30 June $1 = £0.67). In the case of the euro, the translation rate is $1 = €0.69 (2010 31 December $1 = €0.75; 2010 30 June $1 = €0.81).

3 .	Segmental information
	Revenue
		2011	2010	2011	2010
		3 months ended 30 June	3 months ended 30 June	6 months ended 30 June	6 months ended 30 June
		$m	$m	$m	$m

	Americas	222	215	416	393
	EMEA	129	102	224	192
	Asia Pacific	76	68	156	137
	Central	27	25	54	50
		____	____	____	____
	Total revenue	454	410	850	772
		====	====	====	====

	All results relate to continuing operations.

Profit	2011 3 months ended 30 June $m	2010 3 months ended 30 June $m	2011 6 months ended 30 June $m	2010 6 months ended 30 June $m

Americas	128	107	225	179
EMEA	48	37	71	58
Asia Pacific	21	17	46	35
Central	(40)	(25)	(73)	(53)
	____	____	____	____
Reportable segments' operating profit	157	136	269	219
Exceptional operating items (note 4)	(30)	6	(32)	4
	____	____	____	____
Operating profit	127	142	237	223

Financial income	1	-	1	1
Financial expenses	(17)	(16)	(33)	(32)
	____	____	____	____
Profit before tax	111	126	205	192
	====	===	====	====

All results relate to continuing operations.

Assets	2011 30 June $m	2010 30 June $m	2010 31 December $m

Americas	909	1,058	891
EMEA	923	827	856
Asia Pacific	669	630	665
Central	202	181	194
	____	____	____
Segment assets	2,703	2,696	2,606

Unallocated assets:
Deferred tax receivable	116	86	79
Current tax receivable	4	50	13
Cash and cash equivalents	55	48	78
	____	____	____
Total assets	2,878	2,880	2,776
	====	====	====

4.	Exceptional items
		2011 3 months ended 30 June $m	2010 3 months ended 30 June $m	2011 6 months ended 30 June $m	2010 6 months ended 30 June $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	-	(2)	-	(3)
	Litigation provisions (b)	-	-	(22)	-
	Resolution of commercial dispute (c)	(37)	-	(37)	-
		____	____	____	____
		(37)	(2)	(59)	(3)
	Other operating income and expenses:
	Gain on sale of other financial assets (d)	-	8	-	8
	VAT refund (e)	-	-	9	-
	Gain on disposal of hotels (f)	9	-	9	-
		_____	_____	_____	_____
		9	8	18	8
	Impairment:
	Other financial assets (g)	(3)	-	(3)	(1)
	Reversal of previously recorded impairment (h)	1	-	12	-
		____	____	____	____
		(2)	-	9	(1)
		____	____	____	____
		(30)	6	(32)	4
		====	====	====	====
	Tax
	Tax on exceptional operating items	9	(4)	11	-
	Exceptional tax credit (i)	6	-	6	-
		____	____	____	____
		15	(4)	17	-
		====	====	====	====
	Discontinued operations:
	Gain on disposal of assets:
	Tax credit (j)	-	-	-	2
		====	====	====	====

These items are treated as exceptional by reason of their size or nature.
a)	Related to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007 and substantially completed in 2010.
b)
Estimate of the amount potentially payable in respect of a prior year claim following an unfavourable court judgement in the Americas on 23 February 2011.  Any final amount will not be known until the court process is complete.

c)	Relates to the settlement of a prior period commercial dispute in the EMEA region.
d)	Related to the gain on sale of an investment in the EMEA region.
e)	Arises in the UK and relates to periods prior to 1996.
f)	Relates to the sale of three hotels in North America.
g)	Relates to available-for-sale equity investments subject to prolonged declines in their fair value below cost.
h)	Mainly relates to the partial reversal of a prior year impairment charge recorded in respect of a North American hotel that was sold in June 2011.
i)	Relates to a revision of the estimated tax impacts of an internal reorganisation completed in 2010.
j)	Related to tax refunded in respect of a prior year hotel sale.

5.	Tax

The tax charge for the six months ended 30 June on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 4), has been calculated using an estimated effective annual tax rate of 28% (2010 28%) analysed as follows.

	2011	2011	2011	2010	2010	2010
3 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	141	(39)	28%	120	(35)	29%

Exceptional items
Continuing operations	(30)	15		6	(4)
	____	____		____	____
	111	(24)		126	(39)
	====	====		====	====
Analysed as:
UK tax		(3)			(4)
Foreign tax		(21)			(35)
		____			____
		(24)			(39)
		====			====

	2011	2011	2011	2010	2010	2010
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	237	(66)	28%	188	(53)	28%

Exceptional items
Continuing operations	(32)	17		4	-
Discontinued operations	-	-		-	2
	____	____		____	____
	205	(49)		192	(51)
	====	====		====	====
Analysed as:
UK tax		(10)			(5)
Foreign tax		(39)			(46)
		____			____
		(49)			(51)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate for the six months ended 30 June would be approximately 35% (2010 34%).  Prior year items have been treated as relating wholly to continuing operations.

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

3 months ended 30 June	2011	2011	2010	2010
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	87	87	87	87
Basic weighted average number of ordinary shares (millions)	290	290	288	288
Basic earnings per ordinary share (cents)	30.0	30.0	30.2	30.2
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	87	87	87	87
Diluted weighted average number of ordinary shares (millions)	295	295	297	297
Diluted earnings per ordinary share (cents)	29.5	29.5	29.3	29.3
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	87	87	87	87
Adjusting items (note 4):
Exceptional operating items ($m)	30	30	(6)	(6)
Tax on exceptional operating items ($m)	(9)	(9)	4	4
Exceptional tax credit ($m)	(6)	(6)	-	-
	____	____	____	____
Adjusted earnings ($m)	102	102	85	85
Basic weighted average number of ordinary shares (millions)	290	290	288	288
Adjusted earnings per ordinary share (cents)	35.2	35.2	29.5	29.5
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	295	295	297	297
Adjusted diluted earnings per ordinary share (cents)	34.6	34.6	28.6	28.6
	====	====	====	====

6.	Earnings per ordinary share (continued)
	6 months ended 30 June	2011	2011	2010	2010
		Continuing operations	Total	Continuing operations	Total
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	156	156	139	141
	Basic weighted average number of ordinary shares (millions)	289	289	287	287
	Basic earnings per ordinary share (cents)	54.0	54.0	48.4	49.1
		====	====	====	====
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	156	156	139	141
	Diluted weighted average number of ordinary shares (millions)	294	294	296	296
	Diluted earnings per ordinary share (cents)	53.1	53.1	47.0	47.6
		====	====	====	====
	Adjusted earnings per ordinary share
	Profit available for equity holders ($m)	156	156	139	141
	Adjusting items (note 4):
	Exceptional operating items ($m)	32	32	(4)	(4)
	Tax on exceptional operating items ($m)	(11)	(11)	-	-
	Exceptional tax credit ($m)	(6)	(6)	-	-
	Gain on disposal of discontinued operations, net of tax ($m)	-	-	-	(2)
		____	____	____	____
	Adjusted earnings ($m)	171	171	135	135
	Basic weighted average number of ordinary shares (millions)	289	289	287	287
	Adjusted earnings per ordinary share (cents)	59.2	59.2	47.0	47.0
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	294	294	296	296
	Adjusted diluted earnings per ordinary share (cents)	58.2	58.2	45.6	45.6
		====	====	====	====

Earnings per ordinary share from discontinued operations

	2011 3 months ended 30 June cents per share	2010 3 months ended 30 June cents per share	2011 6 months ended 30 June cents per share	2010 6 months ended 30 June cents per share
Basic	-	-	-	0.7
Diluted	-	-	-	0.6
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2011 3 months ended 30 June millions	2010 3 months ended 30 June millions	2011 6 months ended 30 June millions	2010 6 months ended 30 June millions
Basic weighted average number of ordinary shares	290	288	289	287
Dilutive potential ordinary shares - employee share options	5	9	5	9
	_____	____	_____	____
	295	297	294	296
	====	====	====	====

7.	Dividends
		2011 6 months ended 30 June cents per share	2010 6 months ended 30 June cents per share	2011 6 months ended 30 June $m	2010 6 months ended 30 June $m
	Paid during the period:
	Final (declared for previous year)	35.2	29.2	102	84
		====	====	====	====
	Proposed for the period:
	Interim	16.0	12.8	46	37
		====	====	====	====

8.	Net debt
		2011 30 June	2010 30 June	2010 31 December
		$m	$m	$m

	Cash and cash equivalents	55	48	78
	Loans and other borrowings - current	(54)	(111)	(18)
	Loans and other borrowings - non-current	(804)	(916)	(776)
	Derivatives hedging debt values*	(15)	(40)	(27)
		_____	____	____
	Net debt	(818)	(1,019)	(743)
		====	====	====
	Finance lease liability included above	(208)	(205)	(206)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

9.	Movement in net debt
		2011 6 months ended 30 June	2010 6 months ended 30 June	2010 12 months ended 31 December
		$m	$m	$m

	Net (decrease)/increase in cash and cash equivalents	(49)	10	51
	Add back cash flows in respect of other components of net debt:
	Decrease in other borrowings	3	48	292
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(46)	58	343

	Non-cash movements:
	Finance lease liability	(1)	(1)	(2)
	Exchange and other adjustments	(28)	16	8
		____	____	____
	(Increase)/decrease in net debt	(75)	73	349

	Net debt at beginning of the period	(743)	(1,092)	(1,092)
		____	____	____
	Net debt at end of the period	(818)	(1,019)	(743)
		====	====	====

10.	Capital commitments and contingencies

At 30 June 2011, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $19m (2010 31 December $14m, 30 June $5m).  The Group has also committed to invest $60m in two joint ventures of which $32m had been spent at 30 June 2011.

At 30 June 2011, the Group had contingent liabilities of $1m (2010 31 December $8m, 30 June $10m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $48m (2010 31 December $90m, 30 June $86m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

11.	Events after the reporting period

On 1 July 2011, the Group completed the sale of a hotel asset and partnership interest in Australia for proceeds equivalent to US$71m realising an estimated profit of US$28m.

On 25 July 2011, the Group paid a security deposit of $37m to Hospitality Properties Trust (HPT) in connection with the consolidation, revision and extension of its four existing management agreements into one new 25 year management agreement, effective 1 July 2011.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2011 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 11.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland), 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
8 August 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 August 2011